Exhibit 99.1

FOR RELEASE

NewLead Holdings Ltd.

Announces

Material Progress of Restructuring Plan with Sale of Four Product Tankers and

147.9 Million Reduction of Indebtedness

PIRAEUS, GREECE, December 22, 2011 - NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced that it agreed to sell four LR1 products tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed today. The sale of the other two vessels, the Newlead Compass and the Newlead Compassion, is expected to be completed by the end of January 2012.

The sale of these four vessels is part of NewLead’s overall financial restructuring plan to reduce debt. The Bank of Scotland syndicate, composed of 10 institutions, agreed with NewLead to accept the net sale proceeds in full satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following the completion of the sale of the four vessels, NewLead’s overall indebtedness will be reduced by $147.9 million.

As of today, prior to the delivery of the Newlead Fortune and the Newlead Avra, NewLead had $585.4 million of indebtedness1 on its balance sheet and its fleet consisted of 20 vessels, composed of six tankers and 14 dry bulk vessels. Following the successful completion of sale of the four vessels, and after giving effect to the reduction of debt, NewLead will have $437.5 million of indebtedness. In addition, NewLead’s fleet will consist of the following 16 vessels: 14 dry bulk vessels (including four newbuildings and one vessel currently under construction that is scheduled to be delivered in the third quarter of 2012) and two product tankers.

Michael Zolotas, President and Chief Executive Officer of NewLead, stated, “The agreement with the Bank of Scotland syndicate to accept the sale proceeds in full satisfaction of their loan is the fundamental step in achieving a successful restructuring process. As a result of this agreement, we have significantly improved the Company’s liquidity and operating flexibility. This agreement reflects the continuous hard work of the NewLead employees, who have worked around the clock, in difficult conditions, in meeting the many needs of an operating shipping company going through a restructuring.”

Michael Zolotas added, “We will continue to work closely with our lenders as well as our restructuring advisors in order to successfully complete the financial restructuring of the Company and ensure a prosperous future for the Company to the benefit of its shareholder.”

[1]	Net of $54.7 million of the beneficial conversion feature related to the $125.0 million of the 7% senior unsecured convertible notes

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 18 vessels, including four double-hull product tankers and 14 dry bulk vessels including four newbuildings and one vessel currently under construction that is scheduled to be delivered in the third quarter of 2012. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ‘‘forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Thomas J. Rozycki Jr.	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x208	+ 30 (213) 014 8023

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